August 9, 2013

VIA COURIER AND EDGAR

RE: The Blackstone Group L.P. Form 10-K for Fiscal Year Ended December 31, 2012 File No. 001-33551

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Ciboroski:

On behalf of The Blackstone Group L.P., we are responding to your comment letter, dated July 26, 2013, regarding our Form 10-K for the Year Ended December 31, 2012 (“2012 Form 10-K”).

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed 2012 Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1A. Risk Factors, page 18

We have engaged in large-sized investments, which involve certain…, page 39

1.	We note the recent media articles regarding the size of your investments in rental properties in the United States. In future filings, please expand your risk factor disclosure to discuss and quantify these investments, or tell us why you believe that additional disclosure is unnecessary.

We respectfully advise the Staff that our investments in residential rental properties do not raise the issues addressed by the risk factor in question. While we do not believe that additional disclosure is necessary at this time, we advise the Staff that we will continue to monitor our investments in residential rental properties and, to the extent such investments change the nature of our disclosed risks, including risks related to asset type concentrations, in any material respect, we will enhance our disclosure in future filings.

The Blackstone Group L.P. 345 Park Avenue New York, NY 10154 212 583-5000

Ms. Stephanie J. Ciboroski

August 9, 2013

Item 8—Financial Statements and Supplementary Data

Consolidated Statement of Cash Flows, page 142

2.	We note the supplemental non-cash investing and financing line items titled Conversion of Blackstone Holdings Units to Common Units and Acquisition of Ownership Interests from Non-Controlling Interest Holders. Please respond to the following.

•	Please tell us whether, and if so how, these line items relate to each other.

•

To the extent the line item Acquisition of Ownership Interests from Non-Controlling Interest Holders relates to the tax receivable agreements discussed on page 191, please tell us how, and provide us with an illustrative example of how the deferred tax asset amount is calculated.

•	Please consider expanding your disclosures to discuss in more detail what these line items represent given the significance of the amounts.

The supplemental non-cash disclosure line titled Conversion of Blackstone Holdings Units to Common Units and Acquisition of Ownership Interests from Non-Controlling Interest Holders are related in that they both result from the exchange of Blackstone Holdings Partnership Units to Blackstone Common Units.

The Conversion of Blackstone Holdings Units to Common Units line represents the book value capital amount related to the exchange of Blackstone Holdings Partnership Units to Blackstone Common Units. These exchanges generally occur four times a year.

The Acquisition of Ownership Interests from Non-Controlling Interest Holders line represents the recording of the deferred tax asset, due to affiliates, and partners’ capital amounts related to the exchanges of Blackstone Holdings Partnership Units to Blackstone Common Units. These taxable exchanges result in increases in the tax basis of tangible and intangible assets of Blackstone Holdings as a result of the Internal Revenue Code Section 754 election made by Blackstone Holdings I L.P. and Blackstone Holdings II L.P. and the liability resulting from the tax receivable agreements that one of the corporate subsidiaries of The Blackstone Group L.P. entered into with the holders of Blackstone Holdings Partnership Units.

The tax receivable agreements provide that as the corporate taxpayer realizes a cash savings resulting from the aforementioned increases in tax basis (i.e., through the tax deduction of amortization expense) and of certain other tax benefits related to these agreements, the corporate taxpayer pays 85% of the cash savings to the such holders who had previously exchanged units. The due to affiliates amount represents the expected future payments under the tax receivable agreement.

A simple illustrative example is as follows:

Partner A, a partner in the Blackstone Holdings Partnerships, exchanges 100 units of each of the Blackstone Holdings Partnerships for 100 common units of The Blackstone Group L.P. If we assume the fair value of the Blackstone Holdings I L.P. units included in the exchange is $1,000 and the inside tax basis in the assets

Ms. Stephanie J. Ciboroski

August 9, 2013

of Blackstone Holdings I L.P. allocable to Partner A is $400, then the resulting increase in tax basis is $600 (in accordance with Internal Revenue Code Section 743(b)). Assume the total increase in tax basis equals Section 197 intangibles that are amortized over 15 years. The amortization expense for the Section 743(b) adjustment is allocated to the corporate subsidiary that is the general partner of Blackstone Holdings I L.P. The potential cash savings to the corporate subsidiary of the future amortization is $240 (assuming a 40% marginal tax rate). 85% of this cash savings, or $204, is payable to Partner A. In this example, the deferred tax asset recorded by the corporate subsidiary resulting from the increase to the tax basis is $240, the due to affiliates is $204 and the increase to partners’ capital is $36.

In addition, in this example, the $204 payable to Partner A results in an additional increase in tax basis of $204 and the above calculation is repeated resulting in additions to the deferred tax benefit, due to affiliates and partners’ capital.

A similar calculation is performed for the taxable exchange of Blackstone Holdings II L.P. units.

The supplemental non-cash disclosure line Acquisition of Ownership Interests from Non-Controlling Interest Holders includes the adjustment to deferred tax asset and partners’ capital resulting from the measurement of the net deferred tax asset at the Blackstone ownership percentage at the balance sheet date.

Disclosure will be expanded in our 2013 Form 10-K, as deemed material in the circumstances.

Level III Valuation Techniques, page 150

Private Equity Investments, page 150

3.	We note your disclosure that private equity investments may also be valued at cost for a period of time after an acquisition as the best indicator of fair value. Please respond to the following.

•	Tell us the longest period of time that you would value the private equity investment based on cost instead of based on your typical valuation techniques.

•	Tell us whether you calibrate the methodology/models used on Day 2 for the valuation of these investments with the cost paid at acquisition.

•	Tell us how illiquidity discounts are applied to these investments over time along with the factors that drive the size of the illiquidity discounts applied over time.

•	Tell us the methodology or procedure used to estimate the illiquidity discounts.

We would like to clarify that Blackstone does not have a policy to hold private equity investments at cost for a pre-determined period of time; rather, we apply the provisions of Accounting Standards Codification (“ASC”) 820 at initial recognition and in subsequent reporting periods.

Ms. Stephanie J. Ciboroski

August 9, 2013

On initial recognition, Blackstone determines that the transaction price represents fair value as it is derived by the application of valuation methodologies consistent with ASC 820. On Day 2 and in subsequent measurement periods, Blackstone performs an assessment to evaluate whether there have been any changes in key inputs used in the derivation of fair value on initial recognition. If there have been no changes that would result in changes in fair value, the transaction price is determined to still represent fair value.

We have modified our Private Equity valuation policy disclosure and the revised disclosure is included in our response to Comment #5.

With respect to illiquidity discounts, these are not applied to investments for which fair value is equal to the transaction price.

Funds of Hedge Funds, page 150

4.	We note your disclosure that in situations where the Partnership determines, based on its own due diligence and investment procedures, that NAV per share does not represent fair value, you will estimate the fair value in good faith and in a manner that it reasonably chooses, in accordance with its valuation policies. Please respond to the following.

•	Tell us the number and dollar value of funds where you have determined that NAV per share does not represent fair value at both December 31, 2012 and 2011.

•	Tell us the primary drivers considered in reaching the conclusion that NAV per share does not represent fair value for these funds.

•	In future filings, please provide additional disclosure to address the items in the previous bullets.

Blackstone consolidates certain funds which hold investments that do not have a readily determinable fair value in entities that have all the attributes of an investment company (“investee funds”). Overall, Blackstone applies the practical expedient afforded in ASC 820-10-35-39 to estimate the fair value of an investment using net asset value (“NAV”) per share of the investment without adjustment.

As of December 31, 2012 and December 31, 2011, Blackstone’s consolidated funds of hedge funds had made no adjustments to the NAVs of their investee funds.

The circumstances in which a consolidated fund of hedge funds would make an adjustment to NAV are rare. Adjustments may be made to the NAV for an investee funds’ investments where the value may not reflect fair value (for example, for an investee fund that carries its investments at cost as permitted by accounting principles generally accepted outside of the United States of America); however, these adjustments have limited impact on Blackstone’s consolidated financial statements. For example, for the years ended December 31, 2012 and December 31, 2011, we made adjustments to the NAV of certain fund investments held by an investee fund of a consolidated Blackstone Fund which had an impact on Other Income—Net Gains from Fund Investment Activities of $172 thousand and $126 thousand, respectively, which in turn had an immaterial impact on Net Income (Loss) Attributable to The Blackstone Group L.P.

Ms. Stephanie J. Ciboroski

August 9, 2013

We made the following revisions to the Fair Value of Financial Instruments – Funds of Hedge Funds disclosure in our June 30, 2013 Form 10-Q, page 16, (added content underlined, deleted content ~~struck out~~):

Funds of Hedge Funds—The investments of consolidated Blackstone Funds~~’ direct investments~~ in funds of hedge funds (“Investee Funds”) are valued at net asset value (“NAV”) per share of the Investee Fund. In limited circumstances, ~~If~~ the Partnership may determine~~s~~, based on its own due diligence and investment procedures, that NAV per share does not represent fair value~~,~~. In such circumstances, the Partnership will estimate the fair value in good faith and in a manner that it reasonably chooses, in accordance with ~~its valuation policies~~the requirements of GAAP.

Level 3 Valuation Process, page 151

5.	In your disclosures you mention the use of exit multiples as inputs in fair value estimates. Please respond to the following.

•

Where exit multiples are mentioned in the Level III assumptions table on pages 174-175, please clearly define the type of exit multiple utilized, such as an EBITDA exit multiple, P/E exit multiple, or other.

•	Please discuss how the exit multiple input is being used in the fair value estimate.

An exit multiple or capitalization rate is used to calculate a terminal value in a discounted cash flow analysis. The exit multiple or capitalization rate is applied to the relevant operating performance metric of the subject company or asset giving consideration to the long term average trading multiples or capitalization rate for comparable companies. Typically, we use an exit multiple based on EBITDA, however, in limited circumstances, we may use a price/earnings exit multiple if that measure is more meaningful to the valuation of a certain type of asset or within a certain industry. We made make the following revisions to the Level III Valuation Techniques disclosure in our June 30, 2013 Form 10-Q, pages 16-17, (added content underlined, deleted content ~~struck out~~):

Private Equity Investments—The fair values of private equity investments are determined by reference to projected net earnings, earnings before interest, taxes, depreciation and amortization (“EBITDA”), the discounted cash flow method, public market or private transactions, valuations for comparable companies and other measures which, in many cases, are unaudited at the time received. Valuations may be derived by reference to observable valuation measures for comparable companies or transactions (for example, multiplying a key performance metric of the investee company such as EBITDA by a relevant valuation multiple observed in the range of comparable companies or transactions), adjusted by management for differences between the investment and the referenced comparables, and in some instances by reference to option

Ms. Stephanie J. Ciboroski

August 9, 2013

pricing models or other similar methods. Where a discounted cash flow method is used, a terminal value is derived by reference to EBITDA or price/earnings exit multiples. ~~Private equity investments may also be valued at cost for a period of time after an acquisition as the best indicator of fair value.~~

Real Estate Investments—The fair values of real estate investments are determined by considering projected operating cash flows, sales of comparable assets, if any, and replacement costs among other measures. The methods used to estimate the fair value of real estate investments include the discounted cash flow method and/or capitalization rates (“cap rates”) analysis. Valuations may be derived by reference to observable valuation measures for comparable companies or assets (for example, multiplying a key performance metric of the investee company or asset, such as EBITDA, by a relevant valuation multiple observed in the range of comparable companies or transactions), adjusted by management for differences between the investment and the referenced comparables, and in some instances by reference to option pricing models or other similar methods. Where a discounted cash flow method is used, a terminal value is derived by reference to an exit EBITDA multiple or capitalization rate. Additionally, where applicable, projected distributable cash flow through debt maturity will be considered in support of the investment’s fair value.

We will also update our quantitative disclosures in Note 8 of our June 30, 2013 Form 10-Q to separately present the type of exit multiple used in a given fair value estimate.

Note 4—Acquisitions, Goodwill and Intangible Assets, page 161

6.	We note the pro forma disclosure on page 161 showing what would have been the effect on your results of operations if Harbourmaster was acquired on January 1, 2011. Based on your disclosures, it appears that the effect on 2011 annual results would have been to increase revenues by $726 thousand and to increase the net loss attributable to The Blackstone Group L.P. by $102 million. However, based on similar disclosures contained in your Form 10-Q for the quarterly period ended September 30, 2011, it appears the effect on your results of operations for the nine months ended September 2011 would have been to increase revenues by $19.0 million and to decrease the net loss attributable to The Blackstone Group L.P. by $16.3 million. Thus, please tell us the events occurring in Harbourmaster’s fourth quarter of 2011 operations that drove such a significant change in their results of operations. Additionally, please provide more information about the nature of the contractual rights intangible assets acquired, and whether their value was affected by any of the factors driving the substantial loss in Harbourmaster’s fourth quarter of 2011 results of operations.

We acknowledge the Staff’s comment regarding the 2011 unaudited pro forma disclosure inclusive of our January 5, 2012 acquisition of Dublin-based Harbourmaster. Upon further review, we noticed certain calculation inconsistencies in the U.S. generally accepted accounting principles information prepared by Harbourmaster for periods prior to its acquisition by us. The historical books and records of Harbourmaster had been

Ms. Stephanie J. Ciboroski

August 9, 2013

prepared on the basis of accounting principles generally accepted in the United Kingdom, and as such did not consolidate any underlying collateralized loan obligation (“CLO”) vehicles. The calculation inconsistencies were significant only as applicable to the fourth quarter of 2011.

In our review of the reported 2011 unaudited pro forma information, we noted that pricing volatility at the end of 2011 caused significant fluctuations in reported results which masked these calculation inconsistencies.

The revised 2011 unaudited pro forma disclosures are as follows:

	Year Ended December 31, 2011 (Unaudited)
	As Reported	Revised
	(Dollars in Thousands)
Total Revenues	$3,253,302	$3,312,103

Net Loss Attributable to The Blackstone Group L.P.	$(270,796)	$(149,094)

Net Loss Per Common Unit - Basic and Diluted	$(0.57)	$(0.31)

We believe the revised 2011 unaudited pro forma amounts are not material to the financial statements taken as a whole.

With respect to the contractual rights intangible assets acquired in the Harbourmaster transaction, these represent management contracts between Harbourmaster and other parties under which Harbourmaster has the right to receive management and performance fees. Such contracts meet the contractual-legal criterion in ASC 805-10. Accordingly, on the acquisition date, we recognized an intangible asset titled “existing contractual rights” as an identifiable asset to be separately recognized. We derived the fair value of such rights using an income approach. The fair value of such intangibles was unaffected by the impact in the unaudited pro forma financials for 2011.

Note 7—Fair Value Option, page 170

7.	We note that you elected the fair value option to account for your consolidated CLOs. Please revise your future filings to include information required by ASC 825-10-50-30(c) and 30(d).

Blackstone consolidates a number of CLO vehicles as a result of holding a controlling financial interest through its decision making ability and primarily the fee structure. Blackstone has no access to the assets of any vehicle and creditors or beneficial interest holders have no recourse to the general credit of Blackstone. Generally, the amounts attributable to The Blackstone Group L.P. correspond to contractual allocations of management and performance fees.

Ms. Stephanie J. Ciboroski

August 9, 2013

In performing our estimations of fair value for both the assets and liabilities of the consolidated CLO vehicles, we do not bifurcate and disclose changes in fair value attributable to instrument-specific credit risk from changes in fair value attributable to other risks. Only the portion of changes in the fair values of assets and liabilities representing contractual allocations to Blackstone are attributable to the common unitholders of The Blackstone Group L.P. We are not directly exposed to gains and losses attributable to instrument-specific credit risk and, therefore, we do not believe that the disclosures required by ASC 825-10-50-30(c) and 30(d) would provide any meaningful information to users of our financial statements and are not material to our consolidated financial statements.

Compensation Elements for Named Executive Officers, page 215

Participation in Performance Fees, page 216

8.	In future filings, please clarify the following:

•	whether the carry or incentive fee pools are funded by a fixed percentage of the total amount of carried interest or incentive fees that you earn, or otherwise;

•	whether a realization event is the only condition precedent for carried interest distributions, or whether there are any other preconditions, such as a positive return on investment; and

•

how the cash payments in respect of carried interest or incentive fee allocation are determined for each named executive officer, including what may cause the participation interest for a named executive officer to vary from year to year.

We acknowledge the Staff’s comment and in future filings will clarify the items noted above to the extent not already addressed by our existing compensation disclosure.

With respect to the first item noted above, we advise the Staff that carry or incentive fee pools with respect to each fund in a given year are funded by a fixed percentage of the total amount of carried interest or incentive fees earned by Blackstone for such fund in that year.

With respect to the second item noted above, we advise the Staff that a realization on an investment is not the only condition precedent for carried interest distributions. Other preconditions, which are set forth in the relevant fund agreements, typically include that there must have been a positive return on the relevant investment and that the fund must be above its carried interest hurdle rate. In addition, employees or senior managing directors may also be required to have fulfilled certain service requirements in order to be eligible to receive carried interest distributions.

With respect to the third item noted above, we advise the Staff that cash payments in respect of our Performance Plans (as described in our 2012 Form 10-K) for each named executive officer are determined on the basis of the percentage participation in the relevant investments previously allocated to that officer, which percentage participations are established in January in each year in respect of the investments to be made in that

Ms. Stephanie J. Ciboroski

August 9, 2013

year. The percentage participation for an officer may vary from year to year and fund to fund due to several factors, and may include changes in the size and composition of the pool of Blackstone personnel participating in such Performance Plan in a given year, the performance of Blackstone’s various businesses, new developments in Blackstone’s businesses and product lines, and the named executive officer’s leadership and oversight of the business or corporate function for which the officer is responsible and such officer’s contributions with respect to Blackstone’s strategic initiatives and development.

Determination of Incentive Compensation, page 218

9.	We note your disclosure regarding the “key factors” that Mr. Schwarzman and Mr. James considered in determining incentive compensation for named executive officers and that you do not discuss performance or contributions made by named executive officers on an individual basis. Please expand your disclosure in future filings to explain what elements of each named executive officer’s individual performance contributed to the officer’s annual cash payment award.

We acknowledge the Staff’s comment and will expand the disclosure in our future filings as requested to explain the elements of each named executive officer’s individual performance that materially contributed to the officer’s annual cash payment award. Elements may include the leadership and oversight of the business or corporate function for which the officer is responsible and such officer’s contributions with respect to Blackstone’s strategic initiatives and development.

*  *   *

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Stephanie J. Ciboroski

August 9, 2013

Please do not hesitate to call me at 212-583-5205 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Laurence A. Tosi
Laurence A. Tosi
Chief Financial Officer

cc: Securities and Exchange Commission
Ms. Celia Soehner
Ms. Laura Crotty